FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending November 15, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons





I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility:-


Mr J Clarke    Exercise of options on 13 November 2006 over 13,609 Ordinary shares granted on 21 November 1996, which would have lapsed on 20 November 2006, under the SmithKline Beecham Employee Share
               Option Plan 1991 at a price of GBP8.34 per share.


               The sale of 13,609 shares on 13 November 2006 at an average price of GBP13.74 per share.


               The Company was advised of these transactions on 15 November
               2006.


This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).







S M Bicknell
Company Secretary



15 November 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 15, 2006                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc